Exhibit 99.1

Deutsche Bank Goldman Sachs European Financials Conference James von Moltke – Chief Financial Officer Frankfurt, 6 June 2018

DB Group: A materially safer and more secure institution In EUR bn, unless stated otherwise 2007 1Q 2018 Tier 1 capital 28 56 CET 1 capital ratio 8.6%(1) 13.4% Total assets (IFRS) 2,020 1,478 Most stable funding 30% 73% (% of funded balance sheet) Liquidity reserves 65 279 Level 3 assets 88 22 (1) 2007 ratio includes hybrid instruments as the definition of CET1 ratio did not exist under the previous Basel regimes (2) Most stable is defined as funds from Capital Markets & Equity, Retail, Transaction Banking and Wealth Management deposits Deutsche Bank Goldman Sachs European Financials Conference 1 Investor Relations June 6 2018

DB Group: Shifting towards a more stable revenue base Our strategic priorities 1 Delivering on PCB and DWS to execute on communicated strategies PCB and DWS 2 Reshaping Corporate & Investment Bank to focus on core strengths CIB 3 Reducing cost Cut costs through a series of tactical and strategic measures 4 Shifting towards more By 2021, ~65% of revenues are expected to come from stable revenue stable businesses of PCB, DWS and GTB profile Deutsche Bank Goldman Sachs European Financials Conference 2 Investor Relations June 6 2018

1 PCB: Delivering in the Private & Commercial Bank

		Key achievements	Ongoing initiatives	Targeted synergies	Aspiration
The Bank for Germany	Private Clients	— Legal entity merger and regulatory waiver approved — Successful transformation of our Private- and Commercial Client business in Germany — Introduced new pricing models — Enhanced digital capabilities	— Sales channel optimisation and product consolidation — Increase cross-sell and grow volumes in core segments	2022 synergy run-rate EUR 0.9 bn, ~75% achieved by 2021 EUR 1.9[1] bn investment	2021: RoTE >12% CIR <70% 2022: CIR <65%
	Commercial Clients				
	Digitali-sation		— Combine DB / PB digital programs		
	One Bank & Finance		— Single IT platform with integrated operations		
	One Platform		— Integrate funding & liquidity strategies		
PCC International		— Announced disposals in Poland and Portugal — Refocused strategy in Italy & Spain	— Execute on announced disposals — Grow market shares in core segments		
Wealth Management		— Consolidated booking centers and regional footprint, finalising Sal. Oppenheim integration	— Grow through strategic hiring — Further invest in digital capabilities		

(1) Includes restructuring & severance

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2 Asset Management: Delivering in Asset Management

In EUR bn, unless otherwise stated

Well diversified assets

2017 AuM: € 700 bn



Cash 8%
Active multi-asset 8%
Active SQI(1) 9%
Alternatives 10%
Active equity 13%
Passive 17%
Active fixed income 34%

Strong investment performance

% of DWS funds outperforming benchmarks(2)



68%
74%
78%
1 Year
3 Year
5 Year

DWS medium-term financial targets(3)



2017
Medium-term targets
Net flows(4)
2.3%
3% to 5%
Management fee margin
31.5 bps
≥30bps
Adjusted cost / income ratio(5)
70%
<65%

(1) SQI – Systematic & Quant investments (2) Aggregate asset-weighted gross outperformance of Active and Alternatives products that have benchmark spreads available over respective periods (Active and Liquid Real Assets as of Mar 31, 2018 and Direct Real Estate and Other Alternatives as of Dec 31, 2017) (3) DWS stand-alone financial targets (4) Net flows as a % of beginning of period Assets under Management (5) DWS stand-alone adjusted ratio. For 2017, DWS net revenues were adjusted by EUR (52)m reflecting the valuation impact from HETA and an insurance recovery while noninterest expenses were adjusted by EUR 16m related to the settlement of a litigation. On a reported basis, the DWS cost/income ratio was 69% in 2017. DWS figures differ from DB AM segment figures as a result of sold and discontinued businesses (2017: revenues EUR (53)m, noninterest expenses EUR 60m) and other perimeter adjustments (2017: revenues EUR 29m, noninterest expenses EUR 20m) incl. treasury allocations and infrastructure services and functions. The reported AM segment cost/income ratio was 71% in 2017

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3 CIB: Shifting the Corporate & Investment Bank to its strengths Strategic intent … … in line with core strengths Be a leading institution in Europe while Scaled global #1 global payments (1) leveraging our product strengths Euro clearer infrastructure globally Leading FX (2) Top 3 in global FX capability Focus on strength of Global Transaction Bank Excellent debt financing Top 3 in global capabilities structured finance(2) Focus on underwriting and financing products in which we occupy a leadership position Leading global platform in Top 5 global prime structured equities / (2) finance financing Focus on strategic advice within industries and segments that align with Leading Trade finance Top 3 European trade our core European and multi-national platform finance provider(3) client base (1) Source: SWIFT (2) Source: Coalition(based on DB’s internal product taxonomy) (3) Source: Oliver Wyman Transaction Banking Benchmarking 2017 Deutsche Bank Goldman Sachs European Financials Conference 5 Investor Relations June 6 2018

3 CIB: Specific actions to reshape the Corporate & Investment Bank

Optimize Origination & Advisory	— Remain a relevant strategic advisor, but with focus on global industries closely aligned with the strengths of the German and European economy — Reduce commitment to sectors in the US & Asia with limited cross-border activity
Pivot to strengths in FIC Sales & Trading	— Emphasise strengths in financing and treasury solutions, which are most important for our European and multi-national clients — Remain committed to trading in Credit, Foreign Exchange and European Rates — Scale back our activities in US Rates trading, while selectively investing in our US credit franchise
Sharpen focus in Equities Sales & Trading	— Deepen existing, profitable client relationships — Optimize high-touch service model — Reduce leverage exposure in global prime finance — Reduce our cost to serve through modernization of platform

— Cut leverage exposure by 10% or ~ EUR 100bn by end of 2019(1), with the majority completed in 2018
— Decrease adjusted costs by more than EUR 1bn by 2019(2)

(1) Leverage exposure reduction of EUR 100bn versus Q1 2018 CIB reported leverage exposure of EUR 1,049bn (2) Adjusted cost reduction compared to 2017 CIB adjusted costs of EUR 12.7bn

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3 CIB: A resilient franchise

In EUR bn, unless stated otherwise

Global Transaction Banking



Rev. Share Trend
Rev pool Trend
4.4
3.9
2014-2016 Avg.
2017
DB 2019 rev. expect vs 2017

- Build on strengths and invest in capabilities in Payments and Trade
- Cross-sell and coverage optimisation
- Improve resource allocation
- Upside from interest rate development
- Reduced impact from perimeter adjustments

FIC Sales & Trading



Rev. Share Trend
Rev pool Trend
7.7
6.6
2014-2016 Avg.
2017
DB 2019 rev. expect vs 2017

- Focus on capabilities in Financing & Treasury Solutions
- Continue to invest in technology in FX
- Redirect resources to higher return opportunities
- Optimise client coverage model

Origination & Advisory



Rev. Share Trend
Rev pool Trend
2.6
2.2
2014-2016 Avg.
2017
DB 2019 rev. expect vs 2017

- Exit non-priority segments and re-allocate resources to core areas
- Selective investments, especially in DCM and LDCM
- Focus on European and multinational clients and cross-border activity

Equity Sales & Trading



Rev. Share Trend
Rev pool Trend
3.0
2.1
2014-2016 Avg.
2017
DB 2019 rev. expect vs 2017

- Move away from high touch service model to focus on electronic trading in Equity Trading
- Increase use of our European hub in Derivatives
- 25% headcount reduction Equities
- 25% leverage reduction in Prime Finance

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3 CIB: Reallocating leverage to higher return areas

In EUR bn, as of 31 March 2018, unless otherwise stated

Corporate & Investment Bank CRD4 leverage exposure



1,049
Pending settlements
52
Liquidity Reserve
243
187
331
237
Business leverage (EUR 754bn)

Revenue/ Business Leverage (2017 in bps)	Resource allocation intent	Businesses
~420	Grow	— GTB: Cash Management / payments — FIC: FX, Credit — O&A: Debt origination
~155	Optimise / Maintain	— GTB: Trade, Trust and Securities Services — O&A: Equity origination, Advisory — FIC: Rates ex-US — Equities: Trading, Derivatives
~42	Reduce / Reprice	— Equities: Prime — FIC: Repo / US Rates — Legacy assets

Note: Totals may not sum due to rounding

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4 DB Group: Reducing costs In EUR bn, unless stated otherwise Adjusted costs(1) ~(0.8) 24.7 ~(0.9) 23.9 ~(1.0) 23.0 22.0 2016 2017 2018 target 2019 target (1) Adjusted costs are calculated by deducting from noninterest expenses under IFRS (i) impairment of goodwill and other intangible assets, (ii) litigation, (iii) policyholder benefits and claims and (iv) restructuring & severance Deutsche Bank Goldman Sachs European Financials Conference 9 Investor Relations June 6 2018

4 DB Group: Cost reduction driven by a tactical and strategic actions

Adjusted costs[1] improvement from 2017, in EUR bn



— Transformation in PCB Germany
— Reduction of professional services and internalisation of IT and other services
— FTE reduction, and hiring restrictions
— IT and external spend demand reductions
— Addressing structural costs: compensation, functions, internal services, external spend, processes and geographic support model
— For 2019 in addition: process optimization in COO and regulatory spend
— Exit of PCC Poland and Portugal
— Impact of Postbank integration
— Benefits of 2018 initiatives
~(0.9)
~(1.9)
2018 impact of previously announced measures
Tactical 2018 cost reduction measures
Strategic Cost Catalyst program
FX impact
2018 reduction target
2019 impact of previously announced measures
Strategic Cost Catalyst program
2018 and 2019 cumulative reduction target

(1) Adjusted costs are calculated by deducting from noninterest expenses under IFRS (i) impairment of goodwill and other intangible assets, (ii) litigation, (iii) policyholder benefits and claims and (iv) restructuring & severance

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4 DB Group: Cost reduction supported by FTE adjustments Full-time equivalent (FTE) in thousands 97.1 Disposals CIB ~1k reductions PCB already completed Infra- <93 structure Disposals CIB PCB Infra- <90 structure 31 Mar 2018 April-Dec 2018 2018 plan 2019 reductions 2019 plan Deutsche Bank Goldman Sachs European Financials Conference 11 Investor Relations June 6 2018

4 DB Group: Shifting towards a more stable revenue profile In EUR bn Net revenues Stable businesses as a 41% 56% ~65% % of group revenues: Corporate & 35% Investment Bank 44% (ex. GTB) 59% 15% 13% Global Transaction Banking (GTB) 8% 50% Private & 43% Commercial Bank 33% and DWS 2007 Ø2008-2017 Target 2021 Note: 2007 as reported in 2007 structure Deutsche Bank Goldman Sachs European Financials Conference 12 Investor Relations June 6 2018

4 DB Group: Return on Tangible Equity trajectory

Post-tax RoTE, in %



Cost/ income ratio:
93%
<70%
2.9%(1)
>4%
~10%
2017 adj. RoTE
Costs
Revenues
Other(2)
2019 target
Costs
Revenues
Other(2)
2021 aspiration

Note: Totals may not sum due to rounding (1) Reported ROTE of (1.4)% adjusted to exclude EUR (513)m of DVA and movements in own credit spreads, EUR (570)m in restructuring & severance, EUR (213)m in litigation and EUR (21)m in impairments assuming a 30% effective tax rate, as well as the EUR (1,437)m write-down in the carrying value of US deferred tax assets (2) Other includes provisions for credit losses and the impact of higher capital

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DB Group: Conclusions Key highlights Solid balance High capital and liquidity and low risk levels provide a solid platform to sheet execute on our restructuring plans Clear strategy in Both the Private and Commercial Bank and DWS operate in attractive growth markets. PCB & DWS Focus is on executing existing strategic plans Improved resource allocation and focus to improve returns in the Refocusing CIB Corporate & Investment Bank Focus on short-term tactical measures and long-term strategic reductions Reducing costs across the businesses and infrastructure Deutsche Bank Goldman Sachs European Financials Conference 14 Investor Relations June 6 2018

Cautionary statements This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 16 March 2018 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.db.com/ir. This presentation also contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, to the extent such reconciliation is not provided in this presentation, refer to the Q1 2018 Financial Data Supplement, which is available at www.db.com/ir. Deutsche Bank Goldman Sachs European Financials Conference 15 Investor Relations June 6 2018